U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB
                              Amendment No. 3

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      BIKINI TEAM INTERNATIONAL, INC.
                      -------------------------------
        (Name of Small Business Issuer as specified in its charter)



            UTAH                                    41-2029935
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)


                      4685 South Highland Drive #202
                        Salt Lake City, Utah 84117
                        --------------------------
                  (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code: (801) 278-9424

Securities registered pursuant to Section 12(b) of the Act: None
Name of each exchange on which registered:                  None
Securities registered pursuant to Section 12(g) of the Act:

                       $0.001 par value common stock
                       -----------------------------
                              Title of Class

                                  PART I

Item 1. Description of Business.

                           Business Development

                               Organization

Bikini Team International, Inc. (our "Company," "we," "us," "our" and words of similar import) was organized under the laws of the State of Utah on May 2, 2001. Our Company was formed to engage in any lawful purpose.

Our initial authorized capital consisted of 105,000,000 shares of $0.001 par value stock with 100,000,000 shares authorized as common voting stock and 5,000,000 shares authorized as preferred stock.

Copies of our Articles of Incorporation and By-Laws are attached hereto and incorporated herein by reference. See Part III, Item 1.

At our inception, we issued 580,000 shares of our common stock that were "restricted securities" to our founder, Victoria Jenson, for contributed equipment to be used in our planned business operations that was valued at $4,500 or at a price of $0.0078 per share. We also issued an aggregate of 20,000 additional shares of our common stock that were also deemed to be "restricted securities" to two or our officers, Carla Tryon and Shirley Cook, 10,000 shares to each, at a price of $0,0078 per share, for services rendered.

On June 14, 2001, we also issued 50,000 shares of our Series A
Convertible Preferred Stock to Ms. Jenson in consideration of the sum of $500. These shares were also deemed to be "restricted securities." Information about the rights, privileges and preferences of our Series A Preferred Convertible Stock is contained in Part I, Item 8, of the Registration Statement, under the heading "Preferred Stock" of the caption "Description of Securities."

Commencing in June, 2001, we conducted a public offering pursuant to Rule 504(b)(iii) of Regulation D of the Securities and Exchange Commission that exempts offers and sales of securities from registration under the Securities Act of 1933, as amended (the "Securities Act"), if the securities are offered and sold pursuant to state laws, rules and regulations that permit general solicitation and advertising in the sale of securities made to "accredited investors" only, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities, which permits general solicitation and advertising in
sales accredited investors.   200,000 shares of our common stock were sold
pursuant to this offering to accredited investors who resided in Utah at a price of $0.25 per share for gross cash proceeds of $50,000. Our offering was completed during the summer of 2001.

The Company will use every lawful available source to further its proposed business opportunities, including registered broker/dealers and others. To the extent that the services provided by persons who are not registered broker/dealers are utilized, the Company will use its "best efforts" to ensure that any such person only provides an appropriate introduction to any business opportunity, and does not provide services that are customarily within the purview of the services that would be provided by registered broker/dealers. However, the Company does not believe that it has the responsibility to make the determination as to whether the services provided are required to be provided by a registered broker/dealer, as payment of persons for services provided to the Company is within the good faith judgment of the Board of Directors.

                      General Business History

Our initial operations consisted of a "bikini team" comprised of women clad in bikinis who were engaged through us to appear for a fee. Some of the events that the bikini team appeared at were: an NFL super bowl party at the Roadhouse Grill in Evanston, Wyoming; as "ring" girls from May 2001 to September 2002 for the Wendover Boxing Series; the 24th of July Rodeo at the Delta Center Salt Lake City, Utah in 2001 and 2002; and the 2002 Winter Olympics, which were held in Salt Lake City, Utah, where they worked for Budweiser as the snow angels and hosted several pre-Olympic parties with Budweiser. They also appeared at several charity events, primarily in held in the State of Utah, like the X-Mas box foundation, the Cancer foundation, Christmas toy drive, Ron Boone golf classic at Thanksgiving Point, Downs Charity, Make a Wish foundation and the Ride for Hope With Harley Davidson in May 2001 and 2002. They also hosted bands at concerts, such as Lifehouse and 3 Doors Down and appeared on the Salt Lake City Fox 13 television morning show and sports segment "Rungee Time" for 15 months.

Our plans had included organizing a national network of bikini teams for similar promotions and events throughout the United States; however, these plans were abandoned by our management when it was determined that these planned operations were not economically feasible by reason of increased competition, the down-turn in the economy and the resultant lack of demand for these services. As a result, our bikini team concept of business ceased in the latter part of 2002.

We are voluntarily filing this Registration Statement so that we can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so that we may seek to have our securities publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") or some other nation medium. Our management believes that being a "reporting issuer" will facilitate this process for us. Presently, the NASD requires companies seeking quotations on the OTC Bulletin Board to be "reporting issuers," and management also believes that in the present corporate climate, being a "reporting issuer" will soon become a requirement for every national medium on which securities of companies are publicly traded. This information required to be filed by us as a "reporting issuer" may also provide us with some credibility when seeking future business opportunities.

                                 Business

Our Company's plan of operation for the next 12 months is to:(i) consider guidelines of industries in which our Company may have an interest;
(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

Our Company is not currently engaged in any substantive business activity and we have no plans to engage in any such activity in the foreseeable future. In our present form, we may be deemed to be a vehicle to acquire or merge with a business or company. Regardless, the commencement of any business opportunity will be preceded by the consideration and adoption of a business plan by our Board of Directors. We do not intend to restrict our search to any particular business or industry, and the areas in which we will seek out particular business opportunities or acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. Our Company recognizes that the number of suitable potential business ventures that may be available to us may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of transactions, regardless of the prospects, would require us to issue a substantial number of shares of our common stock, usually amounting to between 80% and 95% of our outstanding securities following the completion of any such transaction; accordingly, investments in any such private enterprise, if available, would be much more favorable than any investment in us.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to our Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited. See the heading "Business Experience," Part I, Item 5.

We are unable to predict the time as to when and if we may actually participate in any specific business endeavor. Our Company anticipates that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, we may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which our Company eventually participates. Such persons may include our directors, executive officers and beneficial owners our securities or their affiliates. In this event, such fees may become a factor in negotiations regarding any potential venture and, accordingly, may present a conflict of interest for such individuals. Management does not presently intend to acquire or merge with any business enterprise in which any member has a prior ownership interest.

Our Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

Although we currently has no plans to do so, depending on the nature and extent of services rendered, we may compensate members of management in the future for services that they may perform for our Company. Because we currently have extremely limited resources, and we are unlikely to have any significant resources until we have determined a business or enterprise to engage in or have completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of our Company's common stock to these persons; this would have the effect of further diluting the holdings of our other stockholders. There are presently no preliminary agreements or understandings between us and members of management respecting such compensation.

Substantial fees are often paid in connection with the completion of all types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $400,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed reorganization, merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by our Company and, accordingly, may also present a conflict of interest for such individuals. We have no present arrangements or understandings respecting any of these types of fees or opportunities.

None of our directors, executive officers, founders, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization, merger or other business opportunity for our Company; nor are there any similar arrangements with us.

                               Risk Factors

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, our Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Extremely Limited Assets; No Source of Revenue.

Our Company has virtually no assets and has had no profitable operations since
inception.   We will not receive additional revenues until we select an industry in which to commence business or complete an acquisition, reorganization or merger, at the earliest. We can provide no assurance that any selected or acquired business will produce any material revenues for our Company or our stockholders or that any such business will operate on a profitable basis.

Our Company May Be Deemed to Be a "Blank Check" Company Until We Adopt a Business Plan.

The limited business operations of our Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by our Company are winding down the bikini team business and to manage our current limited assets and to seek out and investigate the commencement or the acquisition of any viable business opportunity by purchase and exchange for securities of our Company or pursuant to a reorganization or merger through which securities of our Company will be issued or exchanged.

Discretionary Use of Proceeds; "Blank Check" Company.

Because our Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to selecting a business or industry for commencement of operations or completing an acquisition of assets, property or business, our Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds we may receive through the issuance of stock or debt to a suitable business enterprise, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. Our Company can provide no assurance that any use or allocation of such proceeds will allow us to achieve our business objectives.

Our Company Will Seek Out Business Opportunities.

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; our Company may also advertise our availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.

Because our Company has not yet identified any industry or assets, property or business that we may engage in or acquire, potential investors in our Company will have virtually no substantive information upon which to base a decision whether to invest in our Company. Potential investors would have access to significantly more information if our Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. Our Company can provide no assurance that any investment in our Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.

To date, our Company has not identified any particular industry or business in which to concentrate our potential interests. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which our Company may acquire. To the extent that our Company may acquire a business in a high risk industry, our Company will become subject to those risks. Similarly, if our Company acquires a financially unstable business or a business that is in the early stages of development, our Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

Uncertain Structure of Acquisition.

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to engage in or acquire any
specific business, assets, property or business.   Accordingly, it is unclear
whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because our Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2.

Auditor's 'Going Concern' Opinion.

The Independent Auditor's Report issued in connection with the audited financial statements of our Company for the calendar year ended December 31, 2002 and 2001, expresses "substantial doubt about its ability to continue as a going concern," due to our Company's status as a start up and our lack of profitable operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

Losses Associated With Startup.

Our Company has not had a profitable operating history. Our Company abandoned our operations of the bikini team plan. The purchase of inventory, calendar production and website development required large up front expenditures and working capital during the initial start-up period. Our Company expects to continue to incur losses during the winding down period of the bikini team plan. It can not guarantee that we will become profitable. To date, the Company has not realized revenues sufficient to cover expenses. See Management's Discussion and Analysis or Plan of Operation, Part I, Item 2.

State Restrictions on "Blank Check" Companies.

A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Our Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed. However, while our Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of our Company's common stock within the borders of regulating states.

By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because our Company does not intend to make any offering of our securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on our Company.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, our Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite our status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on our Company's ability to register, offer and sell and/or to develop a secondary market for shares of our Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if our Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of Our Company.

Members of our Company's management are not required to devote their full time to the affairs of our Company. Because of their time commitments, as well as the fact that our Company has no business operations, the members of management currently devote one hour a week to the activities of our Company, until such time as our Company has identified a suitable acquisition target.

No Market for Common Stock; No Market for Shares.

Although our Company intends to submit for quotation of our common stock on the OTC Bulletin Board of the NASD before any selection of a business opportunity or a merger or acquisition transaction, and to seek a broker-dealer to act as market maker for our securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of our Company is likely to be very volatile, and numerous factors beyond the control of our Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See Part II, Item 4.

Risks of "Penny Stock."

Our Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ- listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our Company's common stock to resell their shares to third parties or to otherwise dispose of them.

There Has Been No "Established Public Market" for Our Company's Common Stock Since Inception.

At such time as our Company identifies a business opportunity or completes a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in our common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD. Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

             Principal Products or Services and Their Markets.

None; not applicable.

             Distribution Methods of the Products or Services.

None; not applicable.

          Status of any Publicly Announced New Product or Service.

None; not applicable.

                      Competitive Business Conditions.

Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by our Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of our Company or any other entity in the strata of these endeavors; however, our Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by our Company for the past several years.

  Sources and Availability of Raw Materials and Names of Principal Suppliers.

None; not applicable.

                Dependence on One or a Few Major Customers.

None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
                              Labor Contracts.

None; not applicable.

     Need for any Governmental Approval of Principal Products or Services.

Because our Company currently produces no products or services, we are not presently subject to any governmental regulation in this regard. However, in the event that our Company engages in a merger or acquisition transaction with an entity that engages in such activities, we will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

     Effect of Existing or Probable Governmental Regulations on Business.

The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non- affiliates) of $25 million or more.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like our Company, and may make the use of these companies obsolete.

We are also subject to the Sarbanes-Oxley Act of 2002. This Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence. It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members' appointment, compensation and oversight of the work of public companies' auditors; prohibits certain insider trading during pension bund blackout periods; and establishes a federal crime of securities fraud, among other provisions.

                         Research and Development.

None; not applicable.

          Cost and Effects of Compliance with Environmental Laws.

None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by our Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to our Company for acquisition, reorganization or merger.

                            Number of Employees.

None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

                         Forward-looking Statement

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our Company's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which our Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected
results in these statements.   Forward-looking statements speak only as of the
date they are made.   Our Company does not undertake, and specifically
disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

                             Plan of Operation.

Since June 2002, our Company has been winding down our bikini team business. Our Company's plan of operation for the next 12 months is to:(i) consider guidelines of industries in which our Company may have an interest;
(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

During the next 12 months, our Company's only foreseeable cash requirements will relate to maintaining our Company in good standing or the payment of expenses associated with legal fees, accounting fees and reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to our Company. Because we have not determined any business or industry in which our operations will be commenced, and we have not identified any prospective venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $40,000 and will be on terms no less favorable to our Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, our Company has not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

                           Results of Operations.

Our Company has generated little to no profit since inception. Our Company generated a net loss of ($9,529), for the period ended December 31, 2002, and losses of ($56,416) for the year ended December 31, 2001. Cumulative losses
total ($65,945) since inception.   Primarily all of these expenses were
utilized for the development of the bikini team plan, attorney's fees and accounting fees.

                                 Liquidity.

During the year ended December 31, 2002, capital contributions by a principal stockholder were reduced by $11,494; and the amount of $28,375 was contributed to capital during the year ended December 31, 2001.

Item 3.  Description of Property.

Our Company has limited assets, property or business; its principal executive office address and telephone number are the office address and telephone number of Jenson Services, Inc., a Utah corporation ("Jenson Services"), who is a shareholder, and are provided at no cost. Because our Company has limited current business operations, our activities have been limited to winding down the bikini team plan, keeping our Company in good standing in the State of Utah, preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services of providing the use of its office and telephone have been minimal. Jenson Services is owned by the Duane S. Jenson family, of which our President, Victoria Jenson, is a family member.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

              Security Ownership of Certain Beneficial Owners.

The following table sets forth the share holdings of those persons who own more than five percent of our Company's common and preferred stock as of February 28, 2003, to wit:


                                              Number of Shares     Percentage
Name and Address                              Beneficially Owned    of Class
----------------                              ------------------    --------

Common Stock
------------
Victoria Jenson  ..........................         580,000           72.5%
8 Emerald Dunes Circle
Henderson, NV  89052
                                                    -------         -------
TOTALS:                                             580,000           72.5%

Preferred Stock
---------------
Victoria Jenson ...........................          50,000          100.0%
8 Emerald Dunes Circle
Henderson, NV  89052
                                                    -------         -------
TOTALS:                                              50,000          100.0%

                     Security Ownership of Management.

The following table sets forth the share holdings of our Company's directors and executive officers as of February 25, 2003, to wit:

                                             Number of Shares
                                            Beneficially Owned   Percentage of
Name and Address                              as of 2/28/03        of Class
----------------                              -------------        --------

Common Stock
------------
Victoria Jenson ...........................        580,000              72.5%
8 Emerald Dunes Circle
Henderson, NV  89052

Carla Tryon  ..............................         10,000             0.0125%
535 East 400 South
Price, UT  84501

Shirley Cook ..............................         10,000             0.0125%
649 East 5th South
Price, UT  84501
                                                  -------             -------
TOTALS:                                           600,000               75.0%

Preferred Stock
---------------
Victoria Jenson ...........................        50,000              100.0%
8 Emerald Dunes Circle
Henderson, NV  89052
                                                  -------             -------
TOTALS:                                            50,000              100.0%


                            Changes in Control.

There are no present arrangements or pledges of our Company's securities which may result in a change in control of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

            Identification of Directors and Executive Officers.

The following table sets forth the names of all current directors and executive officers of our Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

Victoria Jenson .....  President,         5/01       *
                       Director

Carla Tryon .........  Secretary,         5/01       *
                       Director

Shirley Cook ........  Treasurer,         5/01       *
                       Director

* These persons presently serve in the capacities indicated.

                            Business Experience.

Victoria Jenson, our Company's Founder, President and a director is 35
years old.   She is also presently serving as the Secretary and Director of
Chiropractic 21 International, Inc. ("Chiropractic 21"), a publicly-held "blank check" development stage company whose securities were registered with the Securities and Exchange Commission under the Exchange Act on April 28, 2000, and is current in all of its filings; and she is Vice President and director of Kentex Petroleum, Inc.("Kentex"), and has been since December 31, 2002. Kentex is also a publicly-held "blank check" development stage company whose securities were registered with the Securities and Exchange Commission under the Exchange Act on July 6, 2000, and which is current in all of its required filings. She previously served as Vice President and Director of Rescon Technology Corp. ("Rescon"), from April 2001 until Rescon completed an Agreement and Plan of Reorganization on July 12, 2002; and she also previously served as Secretary and Director of Encibar, Inc. ("Encibar") from March 1999 until Encibar, Inc. completed a Reorganization Agreement on March 9, 2001; whereby Encibar became Versacom International, Inc. Both Rescon and Encibar were publicly-held "blank check" development stage companies that had previously registered their shares of common stock with the Securities and
Exchange Commission under the Exchange Act.   For more information regarding
these reorganizations see the heading "Prior Reorganization transactions with Management" below. Mrs. Jenson was a founding partner of the Utah bikini team
until its dissolution in early 2001.   She formerly worked for Costco from
1995 to 1999.  Victoria founded VJ Billing Services in 1997.   VJ Billing was
in the business of accounts receivables and collections.   Specifically, VJ
Billing worked with internet service providers by completing all aspects of
their accounts receivable.   The business was dissolved in 1999.   Prior to
1995 Victoria worked as at Willow Creek Country Club, Smith's, and various
other part time jobs.   Victoria graduated from Carbon County High School in
1985.   She attended Salt Lake Community College focusing on business studies.

Carla Tryon, our Company's Secretary and a director is 34 years old.   In
2002 Mrs.  Tryon co-founded a novelty store, All Scrapped Up, located in
Price, Utah, she acts as owner/operator.   She has been employed by the
Division of Child and Family Services of Price, Utah, since 1996.    Prior to
1996, Mrs. Tryon was actively employed as a pharmacy assistant for Smith's
Food & Drug in Price Utah.   She graduated from Carbon County High School in
1986.   She attended College of Eastern Utah and received general education at a collegiate level. Mrs. Tryon has had no previous experience involving "blank check" companies.

Shirley Cook, our Company's Vice President and a director is 57 years old. Mrs. Cook has been employed at a Wellington Utah branch of the United States Postal Service for 18 years. Mrs. Cook graduated from Emery High School in 1964. She attended Beauty College in Salt Lake City in 1965. Mrs. Cook has had no previous experience involving "blank check" companies.


        Prior Reorganization Transactions with Management.

Victoria Jenson served as Vice President and a director of Rescon Technology Corporation ("Rescon"), and on July 12, 2002, Rescon consummated an Agreement and Plan of Reorganization (the "Agreement") with Radical Technologies, Inc., a New York corporation ("Radical") and its wholly-owned subsidiary, GIT Securities Corporation, a Nevada corporation ("GIT"). Pursuant to the terms and conditions of the Agreement, Radical was issued 10,000,000 shares of restricted Rescon common stock in exchange for 40 common shares of GIT held by the Radical pursuant to a certain Agreement and Plan of Reorganization. The 40 common shares represent 20% of the issued and outstanding common shares of GIT. GIT is a small New York based NASD registered broker dealer providing discount and full service brokerage services to certain targeted ethnic groups of customers in the United States, including Russians, Bulgarians and Armenians, among others. For additional information respecting this Agreement, see Rescon's Current Report on Form 8-K dated July 12, 2002, and filed with the Securities and Exchange Commission on July 23, 2002. This report can be accessed in the EDGAR Archives of the Securities and Exchange Commission at www.sec.gov.

Rescon's common stokc is currently trading at $0.08 bid to $0.25 ask on the OTC Electronic Bulletin Board. Mrs. Jenson received $27,360 for consulting services in regards to this Agreement.

Mrs. Jenson also served as Secretary and a director of Encibar, Inc. ("Encibar"), and pursuant to a Reorganization Agreement (the "Agreement") dated March 7, 2001, and deemed to have been closed as of March 9, 2001, Encibar, VersaCOM International, Inc., a Florida corporation ("VersaCOM-Florida"), and all of the holders of common and preferred stock of VersaCOM-Florida (sometimes collectively called the "VersaCOM-Florida Stockholders"), the VersaCOM-Florida Stockholders became the controlling stockholders of Encibar in a transaction viewed as a reverse acquisition, pursuant to which VersaCOM-Florida will become a wholly-owned subsidiary of the Encibar, assuming all VersaCOM Stockholders execute and deliver the Agreement. The Agreement was treated as a recapitalization of Encibar for accounting purposes. For additional information respecting this Agreement see Encibar's Current Report on Form 8-K dated March 9, 2001, and filed with the Securities and Exchange Commission on March 23, 2001. This report can also be accessed in the EDGAR Archives of the Securities and Exchange Commission at www.sec.gov.

Versacom's common stock is currently trading at a bid price of $0.0001 in the
"Pink Sheets" of the NQB, LLC.   Mrs. Jenson received 260,000 shares of common
stock for her services as an officer and director of VersaCom. These shares were cancelled pursuant to the Agreement, and she was issued 25,000 newly issued shares of common stock for additional services rendered, of which she still owns 11,160 shares.

                           Significant Employees.

Our Company has no employees who are not executive officers.

                           Family Relationships.

Shirley Cook is the mother of both Victoria Jenson and Carla Tryon.   Victoria
Jenson is the sister of Carla Tryon.

                 Involvement in Certain Legal Proceedings.

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of our
Company:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by our Company for services rendered during the periods indicated:


                        SUMMARY COMPENSATION TABLE
                                       Long Term Compensation
                 Annual Compensation     Awards          Payouts

(a)         (b)      (c)     (d)     (e)       (f)    (g)       (h)    (i)
                                                      Secur-
                                     Other            ities            All
Name and   Year or                   Annual   Rest-   Under-    LTIP   Other
Principal  Period   Salary  Bonus    Compen-  ricted  lying     Pay-   Comp-
Position   Ended     ($)    ($)      sat'n    Stock   Options   outs   ensat'n
------------------------------------------------------------------------------
Victoria Jenson  12/31/01    0     0     0     0      0     0   0
President,       12/31/02    0     0     0     0      0     0   0
Director

Carla Tryon      12/31/01    0     0     0     0      0     0   0
Secretary        12/31/02    0     0     0     0      0     0   0
and Director

Shirley          12/31/01    0     0     0     0      0     0   0
Cook,            12/31/02    0     0     0     0      0     0   0
Secretary
and Director

                       Stock Option and Similar Plans

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the calendar years ended December 31, 2002 or 2001. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

                         Compensation of Directors.

There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

   Employment Contracts and Termination of Employment and Change-in-Control
                               Arrangements.

There are no employment contracts, compensatory plans or arrangements, including payments to be received from our Company, with respect to any director or executive officer of our Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with our Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of our Company.

Item 7.  Certain Relationships and Related Transactions.

Except as indicated in Item 1, Part I, "Business Development," there were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Item 8.  Description of Securities.

                               Common Stock.

Our Company has authorized 100,000,000 shares of $0.001 par value common voting stock. There are currently 800,000 shares of common voting stock issued and outstanding. The holders of our Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders.

Stockholders of our Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Articles of Incorporation that are attached hereto and incorporated herein by reference, in Part III, Item 1.

                              Preferred Stock.

Our Company has authorized 5,000,000 shares of Series A Preferred shares. The board of Directors has the right to set the series, classes, rights, privileges and preferences of the preferred stock or any class or series
thereof.   Our Company has designated 100,000 shares as Series A Convertible
Preferred Stock.   There are currently 50,000 shares of this Series issued and outstanding, all owned by our President, Victoria Jenson. The holders of our Company's Series A Convertible Preferred Stock are entitled to vote together as a single class with the holders of common stock, with each share of preferred stock being entitled to vote the number of shares of common stock into which each share is convertible (initially 10).

Optional Conversion: This Series of preferred stock is convertible at any time at the option of the holders thereof, at the rate of ten (10) shares of common stock for each share of preferred stock;

Automatic Conversion: This Series of preferred stock will automatically convert into shares of common stock in accordance with the above conversion rate in the event that we consummate a secondary public offering of our common stock with gross proceeds of $5,000,000 or more;

Anti-dilution Adjustments: In the event our Company issues shares of common stock at a price per share less than the conversion price then in effect on this Series of preferred stock, then the conversion rate will be adjusted on a weighted-average formula basis; provided however, that this provision will not apply to specified exempted issuances, including shares of common stock issued upon (i) the exercise of presently outstanding or future options and warrants, or (ii) the exercise of future options issued under any corporation incentive
and non-qualified stock option plan (or any successor thereto).   A similar
adjustment to the conversion rate will occur in the event of stock splits, stock dividends and similar events;

Liquidation Preference: Holders of this Series of preferred stock will, upon liquidation, dissolution or winding-up of our Company, in preference to the holders of common stock, be entitled to receive an amount equal to the issue
price per share of this Series of preferred stock.   If assets are
insufficient to make such payment in full, a ratable distribution per share of preferred stock of the available assets will be made among the holders of this Series of preferred stock.

For additional information regarding this Series of preferred stock, see our Articles of Incorporation that are attached hereto and incorporated herein by reference, in Part III, Item 1.

                 No Outstanding Options, Warrants or Calls.

There are no outstanding options, warrants or calls to purchase any of the authorized securities of our Company.

                 No Provisions Limiting Change of Control.

There is no provision in our Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

                                  PART II

Item 1. Market Price of and Dividends on our Company's Common Equity and Related Stockholder Matters.

                            Market Information.

There has never been any established public market for shares of common stock of our Company. Our Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our Company's common stock will develop or be maintained. For any market that develops for our Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Present members of management have already satisfied the one year holding period of Rule 144 for public sales of their respective holdings in our Company in accordance with Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of ninety
(90) days and the continued timely filing by our Company of all reports required to be filed by us with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any ninety (90) day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

                                  Holders.

The number of record holders of our Company's securities as of the date of this Registration Statement is approximately 35.

                                 Dividends.

Our Company has not declared any cash dividends with respect to our common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of our Company cannot be ascertained with any certainty, and if and until our Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our Company's ability to pay dividends on our securities.

Item 2.  Legal Proceedings.

Our Company is not a party to any pending legal proceeding and, to the knowledge of management; no federal, state or local governmental agency is presently contemplating any proceeding against our Company. No director, executive officer or affiliate of our Company or owner of record or beneficially of more than five percent of our Company's common stock is a party adverse to our Company or has a material interest adverse to our Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 4.  Recent Sales of Unregistered Securities.

     Common Stock
     ------------
                                          Date        Number of    Aggregate
     Name                               Acquired       Shares    Consideration
     ----                               --------      ---------  -------------
Victoria Jenson                          5/5/01        580,000    Equipment(1)

Carla Tryon                              5/5/01         10,000    Services(2)

Shirley Cook                             5/5/01         10,000    Services(2)

Purchasers under                        7/31/01        200,000    $50,000(3)
Rule 504 offering

     Preferred Stock
     ---------------
                                          Date        Number of    Aggregate
     Name                               Acquired       Shares    Consideration
     ----                               --------      ---------  -------------

Victoria Jenson...............           6/14/01         50,000     $   500(4)

(1) Received the shares for contributed equipment to be used in the business valued at $4,500.

(2) Received the shares in exchange for services valued at a price of $0.0078 per share.

(3) Sold pursuant to Rule 504(b)(iii) of Regulation D of the Securities and Exchange Commission that exempts offers and sales of securities from registration under the Securities Act, and the applicable provisions of Rule 144-14-25s of the Utah Division of Securities.

(4) Received the shares for the initial deposit of $500 to open our Company's checking account.

Item 5.  Indemnification of Directors and Officers.

Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly
received a personal benefit.   Otherwise, Section 16-10a-902(5) allows
indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding
or another court of competent jurisdiction.   Section 16-10a-907(1) extends
this right to officers of a corporation as well.

Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against
reasonable expenses incurred in connection therewith.   Section 16-10a-907(1)
extends this protection to officers of a corporation as well.

Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has
met the standard of conduct specified in Section 16-10a-902.   Unless limited
by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act,
Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                PART F/S

Financial Statements.

                       Index to Financial Statements
                  Report of Certified Public Accountants

                 December 31, 2001 and December 31, 2002

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]

                            FINANCIAL STATEMENTS

                             December 31, 2002

                    [WITH INDEPENDENT AUDITORS' REPORT]

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]

                             Table of Contents
                                                                    Page

Independent Auditors' Report  .  .  .  .  .  .  .  .  .  .  .  .  .  1

Balance Sheet - December 31, 2002  .  .  .  .  .  .  .  .  .  .  .  .2

Statement of Stockholders' Equity/(Deficit) for the period from
Inception [May 5, 2001] through December 31, 2002  .  .  .  .  .  .  3

Statement of Operations for the period from Inception [May 5, 2001]
through December 31, 2002   .  .  .  .  .  .  .  .  .  .  .  .  .  . 4

Statement of Cash Flows for the period from Inception [May 5, 2001] through December 31, 2002 . . . . . . . . . . . . . . 5

Notes to Financial Statements .  .  .  .  .  .  .  .  .  .  .  . 6 - 9

                        INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Bikini Team INTERNATIONAL, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Bikini Team International, Inc. [a development stage company] as of December 31, 2002, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the periods ended December 31, 2002 and 2001 and for the period from inception
[May 5, 2001] through December 31, 2002.   These financial statements are the
responsibility of the Company's management.   Our responsibility is to express
an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America.   Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement.   An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements.   An audit also includes assessing the accounting
principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation.   We believe that our
audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bikini Team International, Inc. as of December 31, 2002, and the results of operations and cash flows for the periods ended December 31, 2002 and 2001 and for the period from inception [May 5, 2001] through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Bikini
Team International, Inc.  will continue as a going concern.   As discussed in
Note D to the financial statements, the Company has accumulated losses and has
not had significant operations since inception.   These issues raise
substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                   /S/Mantyla McReynolds
                                   Mantyla McReynolds
February 14, 2003
Salt Lake City, Utah

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]
                               Balance Sheet
                             December 31, 2002
ASSETS
Current Assets:
     Cash                                                   $    3,141
                                                            ----------
          Total Current Assets                                   3,141

Property & Equipment - Note F                                    4,500
Less: Accumulated Depreciation                                  (1,350)
                                                            ----------
                                                                 3,150

TOTAL ASSETS                                                $    6,291
                                                            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current Liabilities:
     Payable to shareholder - Note E                        $   16,881
     Taxes payable - Notes A & C                                   200
                                                            ----------
          Total Current Liabilities                             17,081
                                                            ----------
               Total Liabilities                                17,081

Stockholders' Equity/(Deficit) - Note B
     Preferred stock, $.001 par value; 5,000,000 authorized
       50,000 Series A Convertible outstanding                      50
     Common stock, $.001 par value;
       authorized 100,000,000 shares; issued
       and outstanding 800,000                                     800
     Additional paid-in capital                                 54,305
     Deficit accumulated during development stage              (65,945)
                                                            ----------
          Total Stockholders' Equity/(Deficit)                 (10,790)
                                                            ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)        $    6,291
                                                            ==========

          See accompanying notes to financial statements

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]
                Statement of Stockholders' Equity/(Deficit)
     For the period from Inception [May 5, 2001] through December 31, 2002

                            Number of                Number of
                            Preferred    Preferred    Common       Common
                              Shares       Stock      Shares        Stock
Balance, May 5, 2001                  0   $     0             0    $    0

Issued stock for equipment,
at $.0078 per share                   0                 580,000       580

Issued shares for services,
at $.0078 per share                   0                  20,000        20

Issued shares for cash in
limited offering, at $.25
per share                             0                 200,000       200

Issued shares for cash,
at $.01 per share                50,000        50

Net loss for 2001                     0

Balance, December 31, 2001       50,000        50       800,000       800

Net loss for 2002

Balance, December 31, 2002       50,000   $    50       800,000    $  800

[CONTINUED]

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]
                Statement of Stockholders' Equity/(Deficit)
     For the period from Inception [May 5, 2001] through December 31, 2002

                                                   Deficit
                                                 Accumulated
                                    Additional      During         Total
                                     Paid-in     Development   Stockholders'
                                     Capital         Stage    Equity/(Deficit)
Balance, May 5, 2001               $      0       $       0    $       0

Issued stock for equipment,
at $.0078 per share                   3,920                        4,500

Issued shares for services,
at $.0078 per share                     135                          155

Issued shares for cash in
limited offering, at $.25
per share                            49,800                       50,000

Issued shares for cash,
at $.01 per share                       450                          500

Net loss for 2001                                   (56,416)     (56,416)

Balance, December 31, 2001           54,305         (56,416)      (1,261)

Net loss for 2002                                    (9,529)      (9,529)

Balance, December 31, 2002         $ 54,305       $ (65,945)   $ (10,790)

          See accompanying notes to financial statements

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]
                          Statement of Operations
   For the Period Ending December 31, 2002 and 2001 and for the Period from
             Inception [May 5, 2001] through December 31, 2002

                                          Twelve      Seven        From
                                          Months      Months     Inception
                                          ended       ended      [5/5/01]
                                         December    December     through
                                         31, 2002    31, 2001    12/31/02
Revenues
     Fees                               $   42,593  $   12,428   $  55,021
     Product sales                           3,521       2,280       5,801
                                        ----------  ----------   ---------
          Total Revenue                     46,114      14,708      60,822
Cost of product sales                        1,760       1,836       3,596
                                        ----------  ----------   ---------
Gross Margin                                44,354      12,872      57,226
General and Administrative Expenses         39,032      69,188     108,220
                                        ----------  ----------   ---------
Net Loss from Operations                     5,322     (56,316)    (50,994)
Other Income/(Expense)
  Loss on write down of Inventory          (14,751)          0     (14,751)
                                        ----------  ----------   ---------
          Net Loss Before Income Taxes      (9,429)    (56,316)    (65,745)

Provision for Income Taxes - Notes A&C         100         100         200
                                        ----------  ----------   ---------
Net Loss                                $   (9,529) $  (56,416)  $ (65,945)
                                        ==========  ==========   =========
Loss Per Share (Basic)                  $    (0.01) $    (0.08)  $   (0.09)
                                        ==========  ==========   =========
Loss Per Share (Diluted)                $    (0.01) $    (0.08)  $   (0.09)
                                        ==========  ==========   =========
Weighted Average Shares Outstanding
(Basic)                                    800,000     687,200     755,315
                                        ==========  ==========   =========
Weighted Average Shares Outstanding
(Diluted)                                  800,000     687,200     755,315
                                        ==========  ==========   =========

          See accompanying notes to financial statements

                      Bikini Team INTERNATIONAL, INC.
                       [A Development Stage Company]
                          Statements of Cash Flows
   For the Period Ending December 31, 2002 and 2001 and for the Period from
             Inception [May 5, 2001] through December 31, 2002

                                          Twelve      Seven        From
                                          Months      Months     Inception
                                          ended       ended      [5/5/01]
                                         December    December     through
                                         31, 2002    31, 2001    12/31/02
Cash Flows Provided by/(Used for)
Operating Activities
Net Loss                                $  (9,529)   $ (56,416)  $ (65,945)
Adjustments to reconcile net income to
net cash provided by operating activities:
    Depreciation                              900          450       1,350
    Issued stock for services                   0          155         155
    Increase in income taxes payable          100          100         200
    Decrease (Increase) in inventory       16,511      (16,511)          0
    Increase (Decrease) in shareholder
     loan                                 (11,494)      28,375      16,881
    Increase in accrued liabilities       (11,417)      11,417           0
                                        ---------    ---------   ---------
       Net Cash Provided by/(Used for)
       in Operating  Activities           (14,929)     (32,430)    (47,359)

Cash Flows Used for Investing Activities
    Purchased property & equipment              0            0           0
                                        ---------    ---------   ---------
       Net Cash Used in Investing
       Activities                               0            0           0

Cash Flows Provided by Financing Activities
    Issued stock for cash                       0       50,500      50,500
                                        ---------    ---------   ---------
       Net Cash Provided by Financing
       Activities                               0       50,500      50,500

          Net Increase(decrease) in Cash  (14,929)      18,070       3,141

Beginning Cash Balance                     18,070            0           0
                                        ---------    ---------   ---------
Ending Cash Balance                     $   3,141    $  18,070   $   3,141
                                        =========    =========   =========
Supplemental Disclosure Information:
  Cash paid during the year for
    interest                            $       0    $       0   $       0
  Cash paid during the year for
    income taxes                        $       0    $       0   $       0
  Issued stock for equipment            $       0    $   4,500   $   4,500

          See accompanying notes to financial statements

                 Bikini Team INTERNATIONAL, INC.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        December 31, 2002

NOTE A Summary of Significant Accounting Policies

     Company Background

     The Company incorporated under the laws of  the State of Utah on May 5,
     2001.   The Company is a marketing and promotions business which also
     engages in product development and sales.   The Company is considered to
     be in the development stage.   The financial statements of the Company
     have been prepared in accordance with U.  S.  generally accepted
     accounting principles.   The following summarizes the more significant of
     such policies:

     Statement of Cash Flows

     Cash is comprised of cash on hand or on deposit in banks.   The Company
     has $3,141 as of December 31, 2002.

     Property & Equipment

     Property and equipment are stated at cost.   Depreciation is provided
     using the straight-line basis over the useful lives of the related
     assets.   Expenditures for maintenance and repairs are charged to expense as incurred.

     Income Taxes

     The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and
     liability method of accounting for income taxes.   The asset and
     liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of
     taxes payable or refundable currently or in future years.   (See Note C
     below).

     Net Loss Per Common Share

     In accordance with Financial Accounting Standards No. 128, "Earnings Per Share," basic loss per common share is computed using the weighted
     average number of common shares outstanding.   Diluted earnings per share
     is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the
     treasury stock method.   Common stock  equivalents were not included in
     the computation of loss per share for the periods presented because their inclusion is antidilutive.

     Revenue Recognition

     The Company recognizes revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) number 101, "Revenue Recognition in Financial Statements." SAB 101 clarifies application of U. S. generally accepted accounting principles to
     revenue transactions.   Revenue from product sales is recognized when
     goods are delivered to the customer.   Revenue from promotional and
     marketing services is recognized when earned.   The Company records
     accounts receivable for sales which have been completed but for which
     money has not been collected.   The balance uncollected as of December
     31, 2002 was $0.   For customer purchases paid in advance, the Company
     records a liability until products are shipped.   There was no unearned
     revenue as of December 31, 2002.

                 Bikini Team INTERNATIONAL, INC.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        December 31, 2002

NOTE A    Summary of Significant Accounting Policies[continued]

     Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues
     and expenses during the reporting period.   Actual results could differ
     from those estimates.

     Inventory

     Inventory consists of products available for sale.   Inventory is valued
     at the lower of cost or market using the first-in first-out (FIFO) costing method.

NOTE B    Issuance of Common Shares

     On May 5, 2001, the Company authorized and issued 580,000 shares of "unregistered" and "restricted" common stock at $.0078 to its founder for contributed camera equipment to be used in the business with a total value if $4,500.

     At the same time, the Company issued 10,000 shares of "unregistered" and "restricted" common stock to each of two officers in exchange for services valued at the same $.0078 per share.

     On June 14, 2001, the Company issued 50,000 "unregistered" and "restricted" share of $.001 par value Series A Convertible Preferred stock to its founder for the initial deposit of $500 to open a Company
     checking account.   This preferred stock has voting rights with each
     share being entitled to cast a number of votes equal to the number of
     shares of common stock into which it is convertible.   The preferred
     stock is convertible at anytime at a rate of ten shares of common for
     each preferred share.   The preferred stock will automatically convert
     into common in the event that the Company consummates a secondary public offering.

     On July 31, 2001, the Company issued 200,000 shares of common stock as part of a limited offering to 32 accredited investors for $50,000 cash, or $.25 per share.


NOTE C    Accounting for Income Taxes

     No provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since
     inception.   Any deferred tax benefit arising from the operating loss
     carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

                 Bikini Team INTERNATIONAL, INC.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        December 31, 2002

NOTE C    Accounting for Income Taxes [continued]

Deferred tax assets                                Balance     Tax   Rate
-------------------                                -------     ---   ----
  Federal Loss carryforward (expires through 2022) $65,945   $9,892   15%
  State Loss carryforward (expires through 2017)    65,745    3,287    5%
  Valuation allowance                                       (13,179)
                                                           --------
        Deferred tax asset                                 $      0
                                                           ========

     The allowance has increased $1,551 from $11,278 as of December 31, 2001.

     The amount shown on the balance sheet for taxes payable represents the annual minimum franchise amount due to the State of Utah.

NOTE D    Going Concern

     The Company has accumulated losses since inception totaling $64,194, and
     is still developing  operations as of December 31, 2002.   Financing for
     the Company's limited activities to date has been provided primarily by the issuance of stock and by advances from a stockholder(see NOTE E). The Company's ability to achieve a level of profitable operations and/or additional financing impacts the Company's ability to continue as it is
     presently organized.   Management continues to develop its planned
     principal operations.   Should management be unsuccessful in its
     operating activities, the Company may experience material adverse effects.

NOTE E    Stockholder Loan/Related Party Transactions

     A stockholder has advanced funds to, or has paid expenses on behalf of
     the Company in the amount of $16,881 as of December 31, 2002.   The
     balance outstanding is unsecured, non-interest bearing, and is payable on demand.

NOTE F    Property & Equipment

     The Company currently has one class of assets as follows:


                                           Accumulated
               Asset Class        Cost     Depreciation  Method/Life
               -----------        ----     ------------  -----------
             Camera Equipment    $4,500       $1,350        SL/5

     Depreciation expense was $900 and $450 for the periods ended December 31, 2002 and 2001, respectively.

                 Bikini Team INTERNATIONAL, INC.
                  [A Development Stage Company]
                  Notes to Financial Statements
                        December 31, 2002

NOTE G    Inventory

     During 2002, the Company recognized a loss of $14,751 as a result of
     writing off the book value of date sensitive inventory.   The Company had
     intended to sell more merchandise but the business focus temporarily changed when it took advantage of other opportunities related to the
     2002 Salt Lake City Winter Olympics.   Inventory as of December 31, 2001
     was $0.

                 Bikini Team International, Inc.
                  [A Development Stage Company}

                  Condensed Financial Statements

                          March 31, 2003

                 Bikini Team International, Inc.
                  [A Development Stage Company]
                     Condensed Balance Sheet

                              ASSETS
                                                           Unaudited
                                                          March 31, 2003
Current Assets:
     Cash                                                   $      525
                                                            ----------
          Total Current Assets                                     525

Property & Equipment, net                                        2,925
                                                            ----------
                                                                 3,450

TOTAL ASSETS                                                $    3,450
                                                            ==========

          LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current Liabilities:
     Shareholder loan                                       $   16,880
     Accrued liabilities                                           200
                                                            ----------
          Total Current Liabilities                             17,080
                                                            ----------
               Total Liabilities                                17,080

Stockholders' Equity/(Deficit) - Note B
     Preferred stock, $.001 par value; 5,000,000 authorized
       50,000 Series A Convertible outstanding                      50
     Common stock, $.001 par value;
       authorized 100,000,000 shares; issued
       and outstanding 800,000                                     800
     Additional paid-in capital                                 54,305
     Deficit accumulated during development stage              (68,785)
                                                            ----------
          Total Stockholders' Equity/(Deficit)                 (13,630)
                                                            ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)        $    3,450
                                                            ==========

          See accompanying notes

                      Bikini Team International, Inc.
                       [A Development Stage Company]
                     Condensed Statement of Operations
                               (Unaudited)
                                      For the Three For the Three  From
                                          Months      Months     Inception
                                          ended       ended      [5/5/01]
                                          March       March      through
                                         31, 2003    31, 2002   March 31, 2003
Revenues
     Fees                               $        0  $   37,561   $  55,021
     Product sales                               0       4,164       5,801
                                        ----------  ----------   ---------
          Total Revenue                          0      41,725      60,822
Cost of product sales                            0      (1,310)     (3,596)
                                        ----------  ----------   ---------
Gross Margin                                     0      40,415      57,226
                                        ----------  ----------   ---------
General and Administrative Expenses          2,841      32,709     111,061
                                        ----------  ----------   ---------
Operating Income (Loss)                     (2,841)      7,706     (53,835)
Other Income/(Expense)
  Loss on write down of Inventory                0           0     (14,751)
                                        ----------  ----------   ---------
Net Loss                                $   (2,841) $        0   $ (68,586)
                                        ==========  ==========   =========
Loss Per Share (Basic)                  $    (0.01) $     0.01   $   (0.09)
                                        ==========  ==========   =========
Loss Per Share (Diluted)                $    (0.01) $     0.00   $   (0.09)
                                        ==========  ==========   =========
Weighted Average Shares Outstanding
(Basic)                                    800,000     800,000     761,101
                                        ==========  ==========   =========
Weighted Average Shares Outstanding
(Diluted)                                  800,000   1,300,000     761,101
                                        ==========  ==========   =========

          See accompanying notes

                      Bikini Team International, Inc.
                       [A Development Stage Company]
                    Condensed Statements of Cash Flows
                               (Unaudited)
                                      For the Three For the Three  From
                                          Months      Months     Inception
                                          ended       ended      [5/5/01]
                                          March       March      through
                                         31, 2003    31, 2002   March 31, 2003
Cash Flows Used for Operating Activities
Net Loss                                $  (2,841)   $  (7,706)  $ (68,786)
Adjustments to reconcile net loss to
net cash provided by operating activities:
    Depreciation                              225          225       1,575
    Issued stock for services                   0            0         155
    Increase in income taxes payable            0            0         200
    Decrease (Increase) in inventory            0       (1,310)          0
    Increase (Decrease) in shareholder
     loan                                       0            0      16,881
    Increase (Decrease) in current
     liabilities                                0      (12,468)          0
                                        ---------    ---------   ---------
       Net Cash Used for
       Operating  Activities               (2,616)      (3,227)    (49,975)

Cash Flows Used for Investing Activities
    Purchased property & equipment              0            0           0
                                        ---------    ---------   ---------
       Net Cash Used for Investing
       Activities                               0            0           0

Cash Flows Provided by Financing Activities
    Issued stock for cash                       0            0      50,500
                                        ---------    ---------   ---------
       Net Cash Provided by Financing
       Activities                               0            0      50,500

          Net Increase(Decrease) in Cash   (2,616)      (3,227)        525

Beginning Cash Balance                      3,141       18,069           0
                                        ---------    ---------   ---------
Ending Cash Balance                     $     525    $  14,842   $     525
                                        =========    =========   =========
Supplemental Disclosure Information:
  Cash paid for interest                $       0    $       0   $       0
  Cash paid for income taxes            $       0    $       0   $       0
  Stock issued for assets(non-cash)     $       0    $       0   $   4,500

          See accompanying notes

                 Bikini Team INTERNATIONAL, INC.
                  [A Development Stage Company]
                  Notes to Financial Statements
                          March 31, 2003

PRELIMINARY NOTE
----------------

The accompanying condensed financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Interim financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation for the period. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2002.

                             PART III

ITEM 1.   INDEX TO EXHIBITS.

The following Exhibits are filed as a part of this Registration
Statement.


Exhibit
Number           Description
-------          -----------

3.1              Articles of Incorporation*

3.2              By-Laws*

*  Previously filed with the Securities and Exchange Commission.

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                            BIKINI TEAM INTERNATIONAL, INC.



Date: 6/3/03                                By:/s/Victoria Jenson
     -----------                               -----------------------
                                               Victoria Jenson
                                               President and Director

Date: 6/3/03                                By:/s/Carla Tryon
     -----------                               -----------------------
                                               Carla Tryon
                                               Secretary and Director


Date: 6/3/03                                By:/s/Shirley Cook
     -----------                               -----------------------
                                               Shirley Cook
                                               Treasurer and Director